Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

SCVX Discusses Bright Machines Merger and Next Steps - by Saniya Rao

SCVX, the blank-check company which recently announced a deal with software and robotics company Bright Machines, is looking to close the transaction by early October 2021 pending regulatory and shareholder approvals, Mike Doniger, CEO and chair of the board of SCVX, told CTFN.

“The next step is to file the S4, the gating item in filing the S4 is just getting the last audited financials into the S4, and the rest of it we can get done pretty quickly,” Doniger said, adding that the SPAC is targeting a June end deadline for the filings.

“Once the S4 gets filed and approved, we’re targeting an analyst day around the end of July and then it’s really just a waiting game to see what reviews we get back, and then schedule the shareholder vote,” Doniger explained. The SPAC, sponsored by Strategic Cyber Ventures (SCV), had previously mentioned plans to complete a business combination by January 28, 2022, 24 months from the closing of its initial public offering.

San Francisco-based Bright Machines announced on May 17 that it had agreed to go public in a deal that values the transaction at $1.6 billion. When asked about what made Bright Machine stand out as a target company, Doniger said that the supply chain disruptions caused by the pandemic called for “a whole movement to know where your supply chain is coming from and to have it closer to you.”

“When we saw [Bright Machines] we thought this solves all these problems, tariff problems, security problems, national security problems, and so many different things that this company addresses square on the head,” Doniger said.

Hank Thomas, chief technology officer and director at SCVX, said, “the core functionality of Bright Machines in the realm of digital manufacturing is going to lead to a brighter future for us when it comes to the security of our global supply chains.” Doniger added that the company’s leadership and management team along with revenue also helped influence the decision-making process at SCVX. Bright Machines was founded in 2018 and is led by Amar Hanspal, former co-CEO of Autodesk.

Further, the transaction is expected to generate $435 million in gross cash proceeds including $205 million from private investment in public equity, or PIPE.

The list of PIPE investors include XN, Hudson Bay Master Fund Ltd., SB Management Limited, Fidelity Management & Research Company LLC, and Alyeska Investment Group. “Getting the pipe through this market, where all pipes have kind of seized up a lot, was a testament to how great this thing is to begin with,” Doniger said.

Looking forward, Thomas said that while the SPAC will eventually transition to Bright Machines, SCVX will continue to operate as the “larger investment arm of SCV.”

“This time it was the form of a SPAC, who knows what it’ll be in the form of next time, it could be any number of unique financial transactions that help us build a more secure future.”

Once the merger is completed, Bright Machines intends to trade with the ticker “BRTM.”

Strategic Cyber Ventures Announcement Social Media Posts

The following communications were made available by Strategic Cyber Ventures on LinkedIn on June 4, 2021.

The following communications were made available by Strategic Cyber Ventures on Facebook on June 4, 2021.

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.